Harvest Energy Trust

Via Courier

September 8, 2004

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Harvest Energy Trust (the "Trust")
File No. 82-34779
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are copies of the Trust's documents listed on the attached "Exhibit A". As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,

HARVEST OPERATIONS CORP.

Per: ______________

dlw
9/20

U:\Regulatory\04-09-08 Letter.doc

T: 403 265 1178 F: 403 265 3490 www.harvestenergy.ca

1900, 330 - 5th Avenue SW, Calgary, Alberta T2P 0L4

Exhibit A

1. Press release dated September 2, 2004 announcing the closing of a $526 million acquisition.

File No. 82-34779

Investor & Media Contacts:

Jacob Roorda President	**Corporate Head Office:** Harvest Energy Trust 1900, 330 – 5th Avenue S.W. Calgary, AB T2P 0L4 Canada **Phone: (403) 265-1178** **Toll Free: (866) 666-1178** Fax: (403) 265-3490 **Email: information@harvestenergy.ca** **Website: www.harvestenergy.ca**
David J. Rain Vice President and CFO	
Cindy Gray Communications Advisor gray@harvestenergy.ca	

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Harvest Energy Trust

Via Courier

September 8, 2004

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Harvest Energy Trust (the "Trust")
File No. 82-34779
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are copies of the Trust's documents listed on the attached "Exhibit A". As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,

HARVEST OPERATIONS CORP.

Per: [signature]

U:\Regulatory\04-09-08 Letter.doc

Exhibit A

1. Press release dated September 2, 2004 announcing the closing of a $526 million acquisition.